Exhibit 1.01

Conflict Minerals Report
Wolverine World Wide, Inc. (“Wolverine,” the “Company,” “we” or “our”) has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2019 through December 31, 2019, as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 12, 2020.
As used herein, and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. Wolverine products that contain necessary 3TG are referred to herein as “In-scope Products.”
Business Overview
Wolverine is a leading designer, manufacturer and marketer of a broad range of quality casual footwear and apparel; performance outdoor and athletic footwear and apparel; kids’ footwear; industrial work shoes, boots and apparel; and uniform shoes and boots. The Company’s portfolio of owned and licensed brands includes: Bates®, Cat®, Chaco®, Harley-Davidson®, Hush Puppies®, HyTest®, Keds®, Merrell®, Saucony®, Sperry®, Stride Rite® and Wolverine®.
Supply Chain Overview
Wolverine controls the majority of the units of footwear and apparel manufactured or sourced under Wolverine’s brand names. Wolverine’s licensees directly control the balance, and the products of Wolverine’s licensees are not in-scope for purposes of Wolverine’s compliance with the Conflict Minerals Rule. A substantial majority of the units sourced or manufactured by Wolverine are procured from third parties, who contract to manufacture these products for Wolverine, with the balance produced at a Wolverine-owned facility. Wolverine sources a substantial majority of its footwear from numerous third-party manufacturers in Asia Pacific. A substantial majority of the products sold by Wolverine either do not contain 3TG or such 3TG are not necessary to the functionality or production of the products. Wolverine’s In-scope Products contain only necessary tin, which is present in certain alloys that are part of minor components of our footwear and apparel products. The In-scope Products do not contain necessary gold, tungsten or tantalum.
Wolverine and its third-party manufacturers purchase all other raw materials and component parts from a variety of sources. Wolverine is several levels removed from the actual mining of any 3TG, and Wolverine does not make purchases of raw ore or 3TG directly from mines, smelters or refiners. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry and due diligence processes, Wolverine seeks to ensure that our suppliers source responsibly. Specifically, Wolverine endeavors in good faith to determine if any of the 3TG necessary to the functionality or production of the products that we contract to manufacture or contract to manufacture originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), and, if so, whether they directly or indirectly financed or benefited an armed group. Wolverine does not seek to embargo the sourcing of 3TG from the Covered Countries.
Reasonable Country of Origin Inquiry (RCOI) and RCOI Results
Wolverine reviewed our products and components, and the role that suppliers play throughout the product development, commercialization and manufacturing processes. As required by the Conflict Minerals Rule, Wolverine then conducted a reasonable country of origin inquiry (“RCOI”) with respect to the necessary 3TG contained in our In-scope Products for 2019. We reached out to 286 suppliers Tier 1 (factories), Tier 2 (metal component) and Tier 3 (metal alloy) suppliers that directly or indirectly provided finished products to Wolverine or components for finished products potentially containing 3TG in 2019. We utilized an internal online questionnaire based on the latest revision of the Conflict Minerals Reporting Template (“CMRT”), developed by the Conflict-Free Sourcing Initiative (“CFSI”), as the primary vehicle through which we conducted the RCOI with suppliers who provided components and products to Wolverine during 2019.
For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular the first two steps of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.
Pursuant to the Conflict Minerals Rule, based on the results of Wolverine’s RCOI, we conducted due diligence for 2019. These due diligence efforts are discussed below in this Conflict Minerals Report.
Due Diligence Structure
Wolverine followed the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”) in conducting its RCOI and due diligence. The OECD Guidance provides a five-step framework for supply-chain management. Wolverine has summarized certain elements of our program below, with the headings conforming to the five steps of the framework outlined in the OECD Guidance.
Establish strong company management systems.

•	A team of senior legal, compliance and sourcing staff is charged with managing our 3TG compliance strategy. Leadership of the compliance program resides with our Vice President, Product Integrity.

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Wolverine uses a third-party software system to distribute and procure responses to the CMRTs. This enables Wolverine to more effectively gather and maintain supply chain information and records relating to 3TG due diligence. These records are maintained for at least five years.

•	Wolverine’s direct suppliers are expected to provide various compliance documentation and information, including 3TG sourcing information, to Wolverine pursuant to a Manufacturer’s Purchase Agreement.

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Wolverine provides an email address or reporting website and hotline that employees, suppliers and others can use to report issues relating to Wolverine processes, programs and reporting relating to 3TG. Issues may be reported through www.WolverineReportLine.com. The foregoing serve as our grievance mechanism.

Identify and assess risk in the supply chain.

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Wolverine reviews responses to the CMRTs and follows up with suppliers who do not respond, whose response is incomplete, or whose response indicates that the supplier sourced a necessary 3TG from a Covered Country. We follow up with other suppliers where deemed appropriate by us.

•	We review any smelter and refiner information provided by suppliers and compare responses to the list of processing facilities made available by the U.S. Department of Commerce and the CFSI.

•	Based on the information furnished by our suppliers and other information known to us, we assess the risks of adverse impacts.
Design and implement a strategy to respond to identified risks.

•	Findings of the supply chain risk assessment are reported to Wolverine’s General Counsel.

•	Wolverine addresses identified risks on a case-by-case basis so Wolverine can tailor its response to the risks identified.
Carry out independent third-party audit of supply chain due diligence.

•	To the extent suppliers identify smelters or refiners, Wolverine reviews and utilizes information made available by the CFSI concerning independent third party audits of smelters and refiners.
Report annually on supply chain due diligence.

•	We file a Form SD and a Conflict Mineral Report with the SEC and make such filing available on Wolverine’s website.
Due Diligence Program Execution
Wolverine identified and sent CMRTs to 286 Tier 1 (factories), Tier 2 (metal component) and Tier 3 (metal alloy) suppliers that supplied footwear, apparel, accessories, and other products and related components for 2019. These suppliers either supplied finished products or components directly to Wolverine or its customers on behalf of Wolverine or supplied finished products to a third party that provided the finished products or components to Wolverine or its customers. Wolverine received completed CMRTs from suppliers representing approximately 99% of Wolverine’s 2019 production units.
Wolverine reviewed supplier CMRT responses and followed up on inaccurate or incomplete responses, and otherwise followed up as appropriate. Results of the review of final CMRT responses were summarized and reported to Wolverine’s General Counsel, along with an overall assessment of the RCOI and due diligence process.
RCOI and Due Diligence Results
In connection with the Company’s RCOI or due diligence, as applicable, the suppliers who provided CMRT’s identified to the Company the smelters and refiners listed below as either having or potentially having processed the necessary 3TG contained in the Company’s In-Scope products for 2019. Please see the notes that accompany the table for additional information concerning the information presented.

Mineral	Smelter or Refiner Name	Smelter or Refiner Location	Conformant List
Tin	Funsur Smelter/ Misur	Peru	Yes
Tin	PT Timah TBK Kundur	Indonesia	Yes
The Company notes the following in connection with the above table:
a. Not all of the included smelters and refiners may have processed the necessary 3TC contained in the Company’s In-Scope product, since all of the suppliers who reported using 3TG did so at a “company level,” meaning that they report 3TG contained in all of their products, not just those in the products that they sold to the Company. Some suppliers also may have reported smelters and refiners that were not in the Company’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelter and refiners reflected above may not include all of the smelters and refiners in the Company’s supply chain, since some suppliers may not have identified all their smelters or refiners and because not all suppliers responded to the Company’s inquiries.
b. The table only includes entities that were listed as smelters or refiners by an independent third-party.
c. Smelter or refiner status information in the table is as of May 1, 2019.

d. “Compliant” means that the smelter or refiner was listed as compliant with the CFSP’s assessment protocols, including through mutual recognition. Smelters and refiners that are listed as “Re-auditing in process” by the CFSP are considered to be Compliant by the CFSP. Included smelters and refiners were not necessarily Compliant for all or part of 2019 and may not continue to be Compliant for any future period. We do not have information on the origin of the 3TG processed by any of the Compliant smelters and refiners prior to their respective certification dates.
e. Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI without independent verification by the Company.
Future Risk Mitigation Efforts
Based on our risk assessment described above, we intend to take the following steps for 2020 to improve our 3TG due diligence program, and reduce sourcing risks; (1) continue to follow the due diligence process described in this report for 2020 to the extent we determine to be appropriate; and (2) continue to encourage our suppliers to purchase any 3TG form CFSP compliant smelters and refiners.

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